September 6, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Michael Moran
Branch Chief
Division of Corporation Finance

Re:	NutriSystem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-28551

Dear Mr. Moran:

On behalf of NutriSystem, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to the undersigned dated August 25, 2005 with respect to the Company’s Annual Report on Form 10-K referenced above (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. We have sent to your attention three courtesy copies of this letter as filed via EDGAR.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Controls and Procedures, page 23

1.	We note your disclosure that there have been no significant changes in the Company’s internal controls or in other factors since the date of your evaluation. Please refer to Item 308(c) of Regulation S-K and revise your disclosure in future filings to indicate whether there were any changes in your internal control over financial reporting during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. Further, please refer to Item 307 of Regulation S-K which indicates the evaluation date for disclosure controls should be “as of the end of the period” covered by the quarterly or annual report. See also Release No. 33-8238.

Response: In future filings we will revise our disclosures relating to controls and procedures to reflect the requirements of Item 307 and 308 (c) of Regulation S-K. In particular, we will indicate whether there were any changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will also indicate that the evaluation date for our disclosure controls and procedures is as of the end of the period covered by the quarterly or annual report.

Financial Statements, page 26

Summary of Significant Accounting Policies, page 32

2.	Please tell us and disclose in future filings your method of accounting for vendor rebates including how you characterize the rebate and whether you use the milestone or accrual method where you must meet volume thresholds.

Response: We account for vendor rebates on an accrual basis as food purchases are made at a rebate percent determined based upon the estimated total purchases from the vendor. The estimated rebate is recorded as a reduction in the carrying value of purchased inventory and is reflected in the statement of operations when the associated inventory is sold. A receivable is recorded for the estimate of the earned rebate. The actual rebate received from the vendor has closely matched the estimated rebate recorded and an adjustment is made to the estimate upon determination of the final rebate.

We will disclose in future filings our method of accounting for vendor rebates.

Revenue Recognition, page 33

3.	We note revenues for food sales are recognized when the related products are shipped to the end-consumer or to Case Distributors. Please expand your disclosure to clarify when revenue is recognized for sales through independent commissioned representatives including your Slim and Tone franchisees. To the extent you recognize revenues upon shipment please tell us and disclose rights of return, any conditions of acceptance, and whether stated shipping terms are FOB shipping point or FOB destination. In this regard, please clarify for us your basis for recognizing revenue at the time of shipment. Reference is made to SAB Topic 13. Show us what your disclosure will look like revised.

Response: We recognize revenue for sales through independent commissioned representatives and our Slim and Tone franchisees upon shipment. Product sold through these channels is shipped directly by us to the end-consumer and not to the independent commissioned representative or Slim and Tone franchisees. The independent commissioned representatives and Slim and Tone franchisees do not maintain inventory, and our billings for sales are made directly to the end-consumer.

We make all shipments FOB shipping point. Our customers may return unopened products within 30 days of purchase in order to receive a refund or credit. Estimated returns are accrued at the time of sale and actual returns are tracked monthly and the estimate of returns is adjusted each quarter based on historical results.

We recognize revenue for product sold through case distributors when shipped to the distributor. Case distributors must pay us for an order prior to shipment. Our revenues from sales to case distributors represented less than one-half of 1% of total revenues in the first six months of 2005. We provide the case distributors with the same rights as the end-consumer and do not provide them with any additional rights of return, stock rotation, price protection, allowances or any other provisions that benefit the case distributor.

We propose to revise our revenue recognition disclosure in future filings to clarify that we recognize revenues upon shipment to the end-consumer in all cases, except for shipments to our case distributors. We do not believe that it is necessary to amend our Form 10-K for the fiscal year ended December 31, 2004, because the revenue recognition disclosure correctly discloses that we recognize revenue upon shipment to the end-consumer. We will clarify in future filings that this includes product sales through QVC, independent commissioned representatives and our Slim and Tone franchisees.

The revised disclosure would read as follows in future filings:

Revenue Recognition

Revenue from product sales is recognized when the earnings process is complete, which is upon transfer of title to the product. This transfer occurs upon shipment from the Company’s warehouses to the customer in the case of Company sales or sales through QVC, independent commissioned representatives and Slim and Tone franchisees, and to the case distributor for sales through case distributors. Recognition of revenue upon shipment meets the revenue recognition criteria in that persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collection is reasonably assured. Customers may return unopened product within 30 days of purchase in order to receive a refund or credit. Estimated returns are accrued at the time the sale is recognized and actual returns are tracked monthly and the estimated returns reserve is adjusted quarterly (see note 17).

Revenues from product sales include amounts billed for shipping and handling, and are presented net of returns and free food products provided to consumers. Revenues from shipping and handling charges were $            , $            , and $             in             ,              and             , respectively.

Revenues for Slim and Tone consist primarily of franchise fees and royalties. Revenues for franchise fees are recognized when a franchise center opens for business. Slim and Tone franchise fee payments received prior to a franchise center opening are recorded as deferred revenue. Royalties are paid monthly and recognized in the month the royalty was earned.

*        *        *        *

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 215.706.5302.

Very truly yours,

/s/ James D. Brown

James D. Brown

Chief Financial Officer